ICONIX BRAND GROUP, INC.
1450 Broadway, 4th Floor
New York, New York 10018

October 10, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3651

Re:	Iconix Brand Group, Inc.
Registration Statement on Form S-4, as amended
SEC File No. 333-135496

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, it is hereby requested that the effective date of the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”) of Iconix Brand Group, Inc. (the “Company”) be accelerated and that the Registration Statement become effective at 4:00 P.M. on October 11, 2006, or as soon thereafter as practicable.

In connection with the foregoing acceleration request, the Company acknowledges that:

•
should the United States Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ICONIX BRAND GROUP, INC.

By:	/s/ Neil Cole
Name: Neil Cole
Title: Chief Executive Officer